UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2022

Commission File Number: 001-39545

Orphazyme A/S

(Translation of registrant’s name into English)

Ole Maaløes Vej 3, DK-2200

Copenhagen N

Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K (the “Report”), other than Exhibit 99.1 to this Report, shall be deemed to be incorporated by reference into the registration statements of Orphazyme A/S (the “Company”) on Form S-8 (File nos. 333-249407 and 333-255661) and Form F-3 (File no. 333-260283) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently furnished.

On January 31, 2022, the Company announced that Chief Executive Officer Christophe Bourdon will resign from his position at the Company as of end of March 2022, and on April 1, 2022, Anders Vadsholt, Chief Financial Officer of the Company, will be appointed as Chief Executive Officer of the Company in addition to his role serving as Chief Financial Officer of the Company. In connection with his promotion to Chief Executive Officer, Mr. Vadsholt will receive a one-time signing bonus of DKK 1.2 million, his base salary will increase to DKK 3.0 million per year and he will be eligible to receive an annual bonus of up to 50% of his base salary.

EXHIBIT LIST

Exhibit	Description
99.1	Company announcement dated January 31, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orphazyme A/S

Date: January 31, 2022	By:	/s/ Anders Vadsholt
		Name	Anders Vadsholt
		Title:	Chief Financial Officer